FORM 6-K

	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C. 20549

	Report of Foreign Private Issuer


	Pursuant to Rule 13a-16 or 15d-16 of
	the Securities Exchange Act of 1934


	For the month of October 2003 (October 16, 2003)

	THE NEWS CORPORATION LIMITED
	(Name of Registrant)



	2 Holt Street, Sydney, New South Wales, 2010, Australia
           (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    		Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes        			No   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes        			No   X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes        			No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



Annexed hereto as Exhibit A is an announcement by The News
Corporation Limited released to the Australian Stock Exchange
("ASX") on October 15, 2003.












































				SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


						THE NEWS CORPORATION LIMITED



Date:	October 16, 2003			By:	/s/ Arthur M. Siskind
							Arthur M. Siskind
							Director





				EXHIBIT INDEX



Exhibit								Page No. in Sequential
								Numbering System


A.	Announcement by The News Corporation
	Limited released to ASX on October 15, 2003.			6


































EXHIBIT A



The News Corporation Limited

ABN 40 007 910 330
REGISTERED OFFICE: 121 King William Street, Adelaide, South Australia 5000
MAIL: GPO Box 339, Adelaide, South Australia 5001
TEL: +61 8 8206 2000 FAX: +61 8 8206 3630
E-MAIL: newscorp.shares@adv.newsltd.com.au

15 October 2003

Company Announcements Office
Australian Stock Exchange Limited
Online Lodgement

Resignation of Director

In accordance with Listing Rule 3.16 the Company advises of the resignation of Dr. AatosErkko with effect from 15 October 2003.

Dr. Erkko's resignation had been prompted by continuing health problems.

Commenting on the resignation Chairman and Chief Executive expressed both the Company'sand his debt to Dr. Erkko for his many years of wise counsel.


Rob Moon
Company Secretary